UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Starrett Corporation

(Name of Issuer)

Common Stock, par value $1.00 share

(Title of Class of Securities)
855 677 100

(CUSIP Number)

Oded Aboodi
1285 Avenue of the Americas
New York, NY 10019
(212) 641-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 1997
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D


CUSIP No.  855 677 100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ODED ABOODI (###-##-####)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X

                                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY?
EACH REPORTING
PERSON WITH

7    SOLE VOTING POWER

     387,360

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     387,360

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,360

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION


SCHEDULE 13D


CUSIP No.  855 677 100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OEA PARTNERS  (22-240-9314)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) X

                                                       (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY?
EACH REPORTING
PERSON WITH

7    SOLE VOTING POWER

     50,000

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     50,000

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%

14   TYPE OF REPORTING PERSON*

     PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION


SCHEDULE 13D


CUSIP No.  855 677 100

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KADIMA PARTNERS (22-276496)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) X

                                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY?
EACH REPORTING
PERSON WITH

7    SOLE VOTING POWER

     308,760

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     308,760

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     308,760

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%

14   TYPE OF REPORTING PERSON*

     PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION


     This Amendment to Schedule 13D is being filed on behalf of Oded Aboodi, OEA Partners (OEA), Kadima Partners (Kadima) (collectively, the Reporting Persons), and amends the Schedule 13D dated January 18, 1989, as heretofore amended, relating to shares of Common Stock, $1.00 par value (Common Stock), of Starrett Corporation, a New York corporation (the Company), 909 Third Avenue, New York, New York 10022, as set forth below. This amendment includes information with respect to Paul Milstein, PIM Holding Co. (PIM), Seymour Milstein, SVM Holding Co. (SVM), Builtland Partners (Builtland), Henry Benach and Benhome L.P. (Benhome). These entities, together with the Reporting Persons (collectively referred to as the Shareholders), may be deemed to constitute a group for purposes of Rule 13d-5(b)1. See Item 4.

Item 2.   Identity and Background.

     Item 2 is hereby amended to add the following:

     Information with respect to Paul Milstein, PIM, Seymour
Milstein, SVM, Builtland, Henry Benach and Benhome is attached hereto as Schedule A.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended to add the following:

     On January 9, 1997, the Shareholders executed a letter of intent (the Letter) with The Related Companies L.P. pursuant to which The Related Companies L.P. or its affiliates ("Related") would purchase from the Shareholders all of their shares of Common Stock at a price of $12.00 per share, for an aggregate
purchase price of $38,819,352 (the Purchase).   The transaction
is subject to the execution of a definitive stock purchase agreement, the expiration of any required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other conditions. The Shareholders have agreed not to transfer or encumber any of their shares of Common Stock on or prior to January 31, 1997. By virtue of executing the Letter, the Shareholders may be deemed to constitute a group for purposes of Rule 13d-5(b)(1). Therefore the Shareholders are filing amendments to each of their Schedule 13-D's.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended to add the following:

          "The information set forth below has been substantially derived from the Schedule 13D dated December 27, 1988, as amended, filed by Paul Milstein, PIM, Seymour Milstein, SVM and
Builtland, the Form 4 for the month of December 1995 filed by Paul Milstein and the Schedule 13D dated April 9, 1985, as amended, filed by Henry Benach and Benhome.

          Percentages of the outstanding Common Stock were calculated based on 6,260,960 shares shown to be outstanding on the Company's Form 10-Q for the quarter ended September 30, 1996.

          (a)  As of January 15, 1997 Paul Milstein, PIM, Seymour
Milstein, SVM, Builtland, Bradley Associates and Milstein Family
Foundation, Inc., respectively, own directly and beneficially shares of the Company's Common Stock as follows:

          Paul Milstein  303,000   (4.8%)
          PIM            444,477   (7.1%)
          Seymour Milstein    0         (  0%)
          SVM            83,187    (1.3%)
          Builtland        600,000 (9.6%)
          Bradley        109,441   (1.7%)
          The Foundation 542,423    (8.7%)
                         2,082,528 (33.2%)*

     * Percentages do not add because of rounding.



     Direct and indirect beneficial ownership of Common Stock is attributable 998,820 shares (16.0%) to Paul Milstein (including
PIM) and 333,830 shares (5.3%) to Seymour Milstein (including
SVM).

          Paul Milstein owns beneficially the shares owned by PIM, and, together with PIM, may be deemed to be a beneficial owner of shares owned by Builtland and Bradley under the rules of the Securities and Exchange Commission for attribution of beneficial ownership. Seymour Milstein owns beneficially the shares owned by SVM and, together with SVM, may be deemed to be a beneficial owner of shares owned by Builtland and Bradley under such rules. Each of Seymour Milstein and Paul Milstein owns beneficially a 20% interest in Builtland and approximately a 28% interest in Bradley, and each disclaims (with SVM and PIM, respectively) beneficial ownership of more than 20% of the shares owned by Builtland or 28% of the shares owned by Bradley. Each of the Reporting Persons, including Messrs. Milstein, disclaims any beneficial ownership of shares of Common Stock owned by the Foundation, of which Seymour Milstein is chairman of the board of directors and Paul Milstein is a director and president. Thus, Paul Milstein (with PIM) beneficially owns 998,820 shares (16.0%) of the Common Stock, and Seymour Milstein (with SVM) beneficially owns 333,830 shares (5.3%). Paul and Seymour Milstein each for himself, (and PIM and SVM, respectively) disclaims beneficial ownership of any shares beneficially owned by the other.

          The shares of Common Stock reflected in this Item 5(a) exclude 75,860 shares (1.2%) in the aggregate beneficially owned by various individual partners of Builtland who are not Reporting Persons, and spouses of partners of Builtland, in which shares each of the Reporting Persons disclaims any beneficial interest.

          (b) Paul Milstein has sole power to vote, direct the vote of, dispose and direct the disposition of the shares of the Company's Common Stock directly owned by him, and shares such power with respect to shares owned by PIM, Builtland, Bradley and the Foundation. Seymour Milstein shares such power with respect to shares owned by SVM, Builtland, Bradley and the Foundation. The other Reporting Persons, Bradley and the Foundation, respectively, have sole power to vote, direct the vote of, dispose and direct the disposition of the shares of Common Stock respectively shown to be owned by them.

          (c) As of January 15, 1997, Henry Benach beneficially owned by 686,198 shares of Common Stock (or 11% of the Company's outstanding Common Stock). Mr. Benach, as the general partner of Benhome, has the power to vote and direct the disposition of the 242,900 shares of Common Stock held by Benhome and has sole power to vote and dispose the remainder of the foregoing shares. The foregoing shares exclude 1,050 shares of common Stock beneficially owned by Shirlee Benach, Mr. Benach's wife and 1,500 shares beneficially owned by The Henry and Shirlee Benach Foundation (the "Foundation"), of which Mr. Benach and Shirlee Benach are officers and directors. Mr. Benach disclaims beneficial ownership of the shares beneficially owned by Shirlee Benach and the Foundation."

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

          On January 9, 1997 the Shareholders and the Related
Companies L.P., entered into a letter of intent providing for the sale by the Shareholders to the Related Companies L.P., or its affiliates of all shares of Common Stock owned by the Shareholders. See Item 4 above.

Item 7.   Material to be Filed as Exhibits.

          1.  Letter Agreement dated January 9, 1997 between the
Shareholders and the Related Companies L.P.

          2. Original Schedule 13D filing

          3. Amendment No. 1 to Schedule 13D

SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED:  January 15, 1997
                         /s/ Oded Aboodi
                         Oded Aboodi


                         KADIMA PARTNERS

                         By:/s/ Oded Aboodi
                            Oded Aboodi
                            General Partner


                         OEA PARTNERS

                         By:/s/ Oded Aboodi
                            Oded Aboodi
                            General Partner

Schedule A

          The information set forth below has been substantially derived from the Schedule 13D dated January 18, 1989, as amended, filed by Oded Aboodi, OEA and Kadima, the Schedule 13D dated April 9, 1985, as amended, filed by Henry Benach and Benhome and the Schedule 13D dated December 27, 1988, as amended, filed by Paul Milstein, PIM, Seymour Milstein, SVM and Builtland.


Schedule 13D of Henry Benach and Benhome

          "This Schedule 13D is filed on behalf of Henry Benach and Benhome L.P. (Benhome); Henry Benach and Benhome being sometimes herein collectively referred to as the "Reporting
Persons").

          Benhome is a New York general partnership organized in 1980, the address of which is 3110 Miro Drive North, Palm Beach Gardens, Florida 33410. The principal business of Benhome is investments of all types. Mr. Benach is the sole general partner of Benhome.

          Henry Benach is retired Chairman of the Company. The Company is engaged in the construction of office buildings and other institutional structures, the development and management of high-rise and low-rise residential housing, and the construction and sale of single family homes. Mr. Benach's address is 3110 Miro Drive North, Palm Beach Gardens, Florida 33410

          Neither Reporting Person has been a party to any legal proceeding specified in Item 2(d) or 2(e) of Schedule 13D. Mr.
Benach is a United States citizen."

Schedule 13D of Paul Milstein, PIM, Seymour Milstein, SVM and
Builtland

          "This Schedule 13D is being filed on behalf of Paul Milstein, PIM Holding Co., a New York general partnership (PIM), Seymour Milstein, SVM Holding Co., a New York general partnership
(SVM), and Builtland Partners, a New York general partnership (Builtland) (collectively, the Reporting Persons). The business address of each of the Reporting Persons and of the partners of PIM, SVM and Builtland is 1271 Avenue of the Americas, New York, New York 10020, and each such person is a United States citizen.

          Paul Milstein, directly and through PIM, a partnership comprised of trusts of which he and his wife Irma Milstein are co-trustees, is a real estate developer, private investor and philanthropist.

          Seymour Milstein, directly and through SVM, a partnership comprised of trusts of which he and his wife Vivian
Milstein are co-trustees, is a private investor and philanthropist.

          Builtland is principally engaged in investing in real estate and securities. The partnership interests in Builtland are owned beneficially by the following members of the Milstein families: Constance J. Milstein, Roslyn Milstein Meyer, Edward
L. Milstein, Howard P. Milstein, Paul Milstein, Philip L. Milstein, Seymour Milstein and Barbara Milstein Zalaznick.

          Constance J. Milstein is an executive in the Milstein
Organization.

          Roslyn Milstein Meyer is a clinical psychologist.

          Edward L. Milstein is Vice Chairman of Douglas Elliman
Gibbons & Ives, 575 Madison Avenue, New York, NY which is a real estate broker.

          Howard P. Milstein is Chairman of Douglas Elliman Gibbons & Ives, 575 Madison Avenue, New York, NY which is a real estate broker and Co-President of Emigrant Bancorp and Co-Chairman of Emigrant Savings Bank, a New York stock savings bank (Emigrant), 5 East 42nd Street, New York, NY 10017.

          Philip L. Milstein is Co-Chairman of Emigrant Bancorp and President of Emigrant.

          Barbara Milstein Zalaznick is a housewife.

          Certain shares of the Company's Common Stock enumerated in and covered by this Schedule 13D are owned beneficially by Bradley Associates, a New York general partnership (Bradley), the partnership interests in which are owned beneficially by the foregoing members of the Milstein families and Gloria Milstein Flanzer. Other such shares are owned beneficially by Milstein Family Foundation, Inc., a New York not-for-profit corporation (the Foundation), the directors and officers of which are members of the Milstein families.

          During the last five years neither any of the Reporting Persons nor any of the respective members of the Milstein families identified above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

                         Exhibit 1

     The Related Companies, L.P.
     625 Madison Avenue
     New York, New York 10022-1801
     212-421-5333 Fax 212-593-5794

     January 9, 1997



Mr. Seymour Milstein
Mr. Paul Milstein
1271 Avenue of the Americas
New York, New York 10019

Mr. Henry Benach
3110 Miro Drive North
Palm Beach Gardens, Florida 33410

Mr. Oded Aboodi
1285 Avenue of the Americas
New York, New York 10020

Gentlemen:

     The following is intended to confirm our recent discussions concerning our interest in considering a potential acquisition by The Related Companies, L.P. or its affiliates ("Related"), of a total of 3,234,946 shares of common stock, par value $1.00 per share ("Common Stock"), of Starrett Corporation, a New York corporation (the "Company"), which you have advised us constitutes all of the issued and outstanding Common Stock of the Company owned of record or beneficially by you and your affiliates in the aggregate, and constitutes approximately 51.67% of the total issued and outstanding shares (which is the only class of issued and outstanding equity securities of the Company) of the Company's Common Stock, at a price of $12.00 per share of Common Stock for an aggregate purchase price for the 3,234,946 shares of $38,819,352 (which we understand will be allocated among you as you decide).

     Upon execution of this letter by all parties, Related will make a good faith deposit of $1.5 million into escrow pursuant to an escrow agreement with an escrow agent agreed to by the parties (the "Escrow Agent"), and will commence the drafting of a stock purchase agreement that would include, among other things, the proposed provisions set forth on the outline enclosed herewith. The funds held in escrow will be immediately returned to Related upon notice from Related that the proposed transaction has been terminated for any reason. The definitive stock purchase agreement will require us, upon termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any required approvals by government bodies and the satisfaction of all other conditions to closing, to deposit $5.0 million (including the $1.5 million already held in escrow) into escrow with the Escrow Agent to serve as security for a break-up fee of the same amount as more fully set forth in the definitive agreement. The closing of the acquisition is intended to occur as soon as practicable after the Company's financial statements for the fiscal year ended December 31, 1996 have been audited and the Company's Annual Report on Form 10-K has been filed with the Securities and Exchange Commission, but no later three weeks after such filings. The parties hereto will cooperate and use reasonable efforts to make appropriate Hart-Scott-Rodino filings promptly.

     In connection therewith, each of you severally (x) represents and warrants that none of the Common Stock held of record or beneficially by you or any of your affiliates is subject to any pledge, encumbrance or security interest or any commitment to sell, assign, gift, pledge, encumber, grant any interest in or otherwise transfer or dispose of, or enter into any contract, option or any other arrangement or understanding with respect to the direct or indirect sale, assignment, gift, pledge, encumbrance, grant of any interest therein or other transfer or disposition thereof, and (y) agrees that you, and any affiliate of yours with a record or beneficial interest in Common Stock, will not, directly or indirectly, sell, assign, gift, pledge, encumber, grant any interest in or otherwise transfer or dispose of, or enter into any contract, option or any other arrangement or understanding with respect to the direct or indirect sale, assignment, gift, pledge, encumbrance, grant of any interest in or other transfer or disposition of, any shares of the Company's Common Stock during the period from the date of this letter until January 31, 1997. In addition, each of you severally represents and warrants that your acceptance of and agreement to the terms of this letter, and the performance of your obligations under this letter is not in conflict with, and will not cause a default or result in any breach of, any term, condition or provision of any contract, agreement or other instrument or obligation to which you or your affiliates is bound, or violate any order, writ, injunction, judgment, decree, law, statute, rule or regulation applicable to you or your affiliates.

     In the event the proposed transaction is consummated, Related intends to operate the Company's business in a manner which is fair to all of the Company's stockholders in all respects. Without limiting the generality of the foregoing, if following consummation of the proposed transaction Related should decide to propose a merger, tender offer, exchange offer or other transaction, if any, with stockholders of the Company which has the effect of significantly increasing the equity ownership of the Company by Related and its affiliates, it is Related's intention that the consideration offered to the Company's stockholders in any such transaction would provide them with equivalent value to the consideration to be paid to you in the proposed transaction.

     Except as otherwise required by applicable securities laws or stock exchange rules, prior to the issuance, on behalf of yourselves, your affiliates or the Company, of any press release regarding the transaction contemplated by this letter, you will first provide Related with the opportunity to review and approve of such press release, and in no event will you use the name of any person other than the parties hereto in any press release without Related's prior written consent. Except as otherwise required by applicable securities laws or stock exchange rules, the parties shall keep the enclosed outline confidential and shall not disclose any portion thereof without the prior written consent of all parties hereto.

     This letter and your acceptance thereof does not constitute an offer or agreement to purchase or sell any shares of capital stock of the Company. The proposed transaction contemplated by this letter is subject to Related's execution and delivery of a mutually satisfactory stock purchase agreement and ancillary related agreements.

     Please acknowledge your agreement with the above by executing a copy hereof in the space provided therefor below, and return the same to the undersigned by hand at the address above.

                    Sincerely yours,


                    THE RELATED COMPANIES, L.P.

                    By:  The Related Realty Group, as General
                         Partner

                         By:  /s/
                              Name:
                              Title:

Accepted and Agreed
(January 8, 1997):


/s/ Seymour Milstein
Seymour Milstein

/s/ Paul Milstein
Paul Milstein

/s/ Henry Benach
Henry Benach

/s/ Oded Aboodi
Oded Aboodi

SOLE SURVIVING REPRESENTATIONS


Title, Liens, Validity,            Sellers have good and
                                   marketable title
 Authorization, Execution          to stock to be acquired by
                                   buyer; no liens or
                                   encumbrances on such stock; no
                                   subscription or registration
                                   rights, options, warrants or
                                   other claims with respect to
                                   the Sellers' stock.  Sellers
                                   have legal capacity; due
                                   authorization of transaction.
                                   No restriction on right to
                                   exercise voting power of
                                   acquired stock.

                              Agreement has been duly executed
                              and constitutes a valid and binding
                              agreement enforceable against
                              Sellers in accordance with its
                              terms.

                              Agreement does not conflict with or
                              breach or trigger defaults under
                              any agreements of the Sellers or
                              the Company or violate court orders
                              or create liens.

Affiliated Transactions, etc.      Disclose all transactions,
                                   agreements, contracts, binding
                                   arrangements (including
                                   severance), etc. between
                                   Sellers and their affiliates
                                   on the one hand, and the
                                   Company, its affiliates, their
                                   properties and the senior
                                   officers and directors of the
                                   Company and its affiliates on
                                   the other hand, with a
                                   materiality threshold.
                                   Disclose all Sellers'
                                   ownership interests in the
                                   properties managed by the
                                   Company or its subsidiaries.
                                   Also certain property
                                   management matters.

                              Sellers' and their affiliates waive
                              and release all rights and claims
                              against the Company except as
                              disclosed on a schedule.

Severance Benefits            There are no contractual severance
                              arrangements other than those
                              disclosed on a schedule.


LENGTH OF INDEMNITY FOR SURVIVING REPRESENTATIONS

The surviving representations survive the closing until June 30, 1998. The parties will also discuss mutually satisfactory customary corporate indemnity (and related maintenance of D&O insurance) for directors, officers and selling stockholders.


BASKET/CAP ON INDEMNITY FOR SURVIVING REPRESENTATIONS

To be discussed by the parties.


CLOSING CONDITION FOR STARRETT CITY MATTER


The following is a required condition to closing:



                              Disque Dean represents on behalf of
                              the Starrett City Associates:

                              (i) that the existing contract(s)
                              between Grenadier Realty Corp.
                              and/or its affiliates and
                              subsidiaries and Starrett City
                              Associates are in full force and
                              effect and will not be terminated
                              during the current term, and he
                              will, on behalf of Starrett City
                              Associates, renew such contract(s)
                              upon the expiration of the current
                              terms thereof; and

                              (ii) the Sellers' transfer of their
                              controlling shares of Starrett
                              Corporation does not give rise to
                              any grounds or basis for
                              terminating Grenadier Realty
                              Corp.'s contracts to manage
                              Starrett City or not renewing such
                              contract(s) for the balance of
                              their term(s), as set forth in that
                              certain Amendment to Extension of
                              Management Agreement dated as of
                              January 18, 1993.